UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
 SECURITIES EXCHANGE ACT OF 1934
Entrée Resources Ltd.
(Exact name of registrant as specified in its charter)

British Columbia	Not Applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
1166 Alberni Street, Suite 1201, Vancouver, British Columbia	V6E 3Z3
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Shares	NYSE MKT LLC

INFORMATION REQUIRED IN REGISTRATION STATEMENT
EXPLANATORY NOTE

This Registration Statement on Form 8-A is being filed by Entrée Resources Ltd. (the "Registrant" or the "Company") in connection with a plan of arrangement between the Registrant and Mason Resources Corp. (the "Plan of Arrangement") under the Business Corporations Act (British Columbia) (the "BCBCA").  Pursuant to the Plan of Arrangement, upon the effective date of the Plan of Arrangement, which is expected to be May 9, 2017, at 12:01 a.m. PDT the Registrant will re-designate its current issued and outstanding common shares ("Old Common Shares"), which were previously registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), for listing on the NYSE Amex exchange (now known as the NYSE MKT) pursuant to a registration statement on Form 8-A, filed with the Securities and Exchange Commission on July 14, 2005 (File No. 001-32570), as "Class A Common Shares".  Concurrent therewith, the Registrant will create a new class of common shares of the Registrant, designated as "Class B Common Shares" ("New Common Shares"), which will have the same rights, terms and conditions as the Class A Common Shares.  Pursuant to the Plan of Arrangement, each Class A Common Share will be exchanged for 0.45 of one common share of Mason Resources Corp. and one New Common Share. Following the exchange, the Class A Common Shares will be cancelled and the Class B Common Shares will be identified as "Common Shares".

This registration statement relates to the New Common Shares which have been substituted for the listing for the Old Common Shares/Class A Common Shares on the NYSE MKT.

Item 1.  Description of Registrant’s Securities to be Registered.
Share Capital
The Registrant’s authorized share capital is comprised of an unlimited number of New Common Shares, without par value. As of the date of this Registration Statement, the Company had 172,902,967 New Common Shares issued and outstanding. As of the date of this Registration Statement, the Company also had stock options outstanding for the purchase of an aggregate of 8,240,000 New Common Shares and common share purchase warrants outstanding for the purchase of an aggregate of 9,264,732 New Common Shares.

The Company is continued under the laws of British Columbia and is governed by the BCBCA.

All New Common Shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers and participation in assets.  No New Common Shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provision for exchange, exercise, redemption and retraction, purchase for cancellation, surrender or sinking or purchase funds.  Provisions as to modification, amendments or variation of such shareholder rights or such provisions are contained in the BCBCA and the Company's Notice of Articles and Articles of the Company (together, the "Articles").

Holders of New Common Shares are entitled to one vote for each New Common Share held of record on all matters to be acted upon by the shareholders. Holders of New Common Shares are entitled to receive such dividends as may be declared from time to time by the Company’s Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of New Common Shares are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities.

Unless the BCBCA or the Company's Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The BCBCA contains provisions which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

A.	transferring the Company's jurisdiction from British Columbia to another jurisdiction;

B.	giving financial assistance under certain circumstances;

C.	certain conflicts of interest by directors;

D.	disposing of all or substantially all of the Company's undertakings;

E.	certain alterations of share capital;

F.	altering any restrictions on the Company's business; and

G.	certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of New Common Shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of New Common Shares.

No right or special right attached to issued shares may be prejudiced or interfered with unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a separate special resolution of those shareholders.

There are no limitations on the rights to own securities.

There is no provision of the Company's Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to Canadian securities administrators and the TSX by any shareholder who owns more than 10% of the Company's outstanding New Common Shares.

Exchange Controls
Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed below under "Taxation".

Constraints

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Taxation
The description set forth in Item 10.E. under the heading "Taxation" in the Registrant’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on March 31, 2016, is hereby incorporated by reference in response to this item.

Item 2.  Exhibits.
Not Applicable.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 9, 2017

Entrée Resources Ltd.
By: /S/Susan McLeod
Susan McLeod
Vice President Legal Affairs